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                                 HOLLINGER INC.
                                  STATUS UPDATE

         Toronto, Ontario, Canada, August 11 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order, as amended, was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

         On August 1, 2005, Hollinger announced that it had commenced a change of control offer to purchase any and all of its outstanding senior secured notes. The offer was prompted by a filing made with applicable Canadian securities regulatory authorities by the court appointed receiver and manager, RSM Richter Inc. (the "Receiver"), of The Ravelston Corporation Limited ("Ravelston") and related entities pursuant to which the Receiver stated that it had obtained possession and control of the shares of Hollinger directly or indirectly held by Ravelston (the "Receiver Action").

         Although it is the position of Hollinger that the Receiver Action did not result in a Change of Control of Hollinger, as defined by the indentures (the "Indentures") governing Hollinger's senior secured notes, Hollinger determined to make the change of control offer that would be required by the Indentures in that event. Accordingly, Hollinger commenced a change of control offer to purchase (the "Change of Control Offer") for cash any and all of its outstanding 11.875% Senior Secured Notes due 2011 (the "Senior Notes") and 11.875% Second Priority Secured Notes due 2011 (the "Second Secured Notes", together with the Senior Notes, the "Notes") for US$1,010 per US$1,000 principal amount of Notes plus accrued and unpaid interest to the settlement date. The Change of Control Offer has been made pursuant to the Indentures. The occurrence of a Change of Control, as defined by the Indentures, is a necessary precondition to Hollinger's obligation to make the Change of Control Offer. If it is determined that a Change of Control has not occurred, the Change of Control Offer will terminate automatically prior to its expiry without any action on Hollinger's part. The Change of Control Offer expires at 5:00 p.m. (Eastern Daylight Time) on September 6, 2005, unless extended or earlier terminated. The Change of Control Offer is unconditional, unless terminated, subject to the proper tender of the Notes.

Financial Statements

         As previously reported, Hollinger's 2003 annual financial statements cannot be completed and audited until Hollinger International Inc. ("Hollinger International") completes and files its 2003 annual financial statements. On January 18, 2005, Hollinger International filed its 2003 Form 10-K with the SEC, which included audited financial statements and related management discussion and analysis ("MD&A") for the year ended December 31, 2003 and restated audited financial results for the years ended December 31, 1999, 2000, 2001 and 2002.

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Hollinger International stated that the restated financial results were to correct accounting errors in prior periods and to reflect reclassifications arising from the adoption of a new accounting standard. On January 21, 2005, Hollinger International filed its audited financial statements, MD&A and renewal Annual Information Form ("AIF") for the year ended December 31, 2003 with Canadian securities regulatory authorities. The foregoing were necessary but not sufficient conditions to permit Hollinger to complete and file its 2003 annual financial statements as the completion and audit of such financial statements will require a level of co-operation from Hollinger International, which is still in negotiation, and Hollinger International's auditors.

         On May 19 and 20, 2005, Hollinger International filed with the United States Securities and Exchange Commission its quarterly reports on Form 10-Q for the three, six and nine month periods ended March 31, June 30 and September 30, 2004, respectively. These interim financial statements (and related MD&A) were also filed with Canadian securities regulatory authorities on May 24, 2005.

         Neither Hollinger International nor Hollinger has been able to file its annual financial statements, MD&A and AIF for the year ended December 31, 2004 on a timely basis as required by Canadian securities legislation. Hollinger International has not yet filed its interim financial statements for the fiscal quarters ended March 31, 2005 and Hollinger has not filed its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2004 and March 31, 2005. Hollinger International stated in its press release of August 8, 2005 that it anticipates filing its Annual Report on Form 10-K for the year ended December 31, 2004 prior to the end of August 2005. Hollinger International further stated that it expects to become current with its continuous disclosure obligations upon the filing of its third quarter interim financial statements in November 2005.

         Hollinger has released financial information in the form of an unaudited consolidated balance sheet as at September 30, 2004, together with notes thereto, prepared on an alternative basis, as described below (the "Alternative Financial Information"). The Alternative Financial Information, which may be found as part of Hollinger's press release issued on March 4, 2005, was prepared by management of Hollinger and was not audited or reviewed by Hollinger's auditors. The Alternative Financial Information includes the accounts of Hollinger and those wholly-owned subsidiaries which carry out head office functions and which do not represent investments. Investments in other companies and subsidiaries, such as Hollinger International, are not consolidated but rather are carried as investments and are accounted for at their market value. The Alternative Financial Information has been prepared in accordance with Hollinger's traditional accounting policies with the exception that it has been prepared as though Hollinger had always accounted for its assets and liabilities at their market values.

         Hollinger's new Board of Directors is in the process of establishing an Audit Committee, which Committee will then deliberate over best alternatives to provide additional financial information regarding Hollinger to the public.

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                                      -3-

Inspection

         Ernst & Young Inc. (the "Inspector") is continuing the inspection of Hollinger's related party transactions pursuant to an Order of Mr. Justice Campbell of the Ontario Superior Court of Justice. The Inspector has provided nine interim reports with respect to its inspection of Hollinger, the ninth report being filed with the Court on July 7, 2005 and outlining the status of the inspection. The Inspector is expected to provide a further report to the Court by October 31, 2005. Hollinger and its staff continue to give their full and unrestricted assistance to the Inspector in order that it may carry out its duties, including access to all files and electronic data.

         Through August 5, 2005, the cost to Hollinger of the inspection (including the costs associated with the Inspector and its legal counsel and Hollinger's legal counsel) is in excess of C$10.79 million.

Supplemental Financial Information

         As of the close of business on August 5, 2005, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$68.2 million of cash or cash equivalents on hand, including restricted cash, other than as described separately below. At that date, Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the August 5, 2005 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$9.74, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$153,628,270. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with the Notes. In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited: (a) approximately C$8.5 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to six former independent directors and two current officers; and
(b) approximately US$5.5 million in cash with the trustee under the Indenture governing the Senior Notes as collateral in support of the Senior Notes (which cash collateral is also collateral in support of the Second Secured Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes). Hollinger has received the C$3.0 million previously held in trust with the law firm of Goodmans LLP and used C$1.2 million of such funds to satisfy its severance obligations under paragraph 6 of the Order of Mr. Justice Campbell dated July 8 2005 to two of its then directors. There is currently in excess of US$151.5 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Secured Notes outstanding.

Ravelston Receivership and CCAA Proceedings

         On April 20, 2005, Mr. Justice James Farley of the Ontario Superior Court of Justice issued two orders by which Ravelston and Ravelston Management Inc. ("RMI") were: (i) placed in receivership pursuant to the Courts of Justice Act (Ontario) (the "Receivership Order"); and (ii) granted protection pursuant to the Companies' Creditors Arrangement Act (Canada) (the

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"CCAA Order"). Pursuant thereto, the Receiver was appointed receiver and manager of all of the property, assets and undertakings of Ravelston and RMI. On May 18, 2005, Mr. Justice Farley further ordered that the Receivership Order and the CCAA Order be extended to include Argus Corporation Limited and five of its subsidiary companies which collectively own, directly or indirectly, 61.8% of the outstanding Retractable Common Shares of Hollinger (collectively such entities, including Ravelston and RMI are referred to as the "Ravelston Entities"). On July 19, 2005, Mr. Justice Farley extended to October 21, 2005 the stay of proceedings against the Ravelston Entities that he had initially granted on April 20, 2005.

         The Receiver stated in its press release of June 30, 2005 that, pursuant to the Receivership Order, it has taken possession and control of shares of Hollinger directly or indirectly held by Ravelston such that, as a result, it directly or indirectly exercises control or direction over 78.3% of the issued and outstanding Retractable Common Shares and 3.9% of the issued and outstanding Series II Preference Shares of Hollinger (the "Hollinger Shares"). The Receiver further stated that it took possession and control of the Hollinger Shares for the purposes of carrying out its responsibilities as court appointed officer.

         Hollinger filed a motion with the Ontario Superior Court of Justice on June 20, 2005 in the context of the CCAA proceedings respecting the Ravelston Entities for an Order establishing a claims procedure in respect of such entities. On July 13, 2005, Hollinger filed a further motion with the Ontario Superior Court of Justice in the Receivership and CCAA proceedings respecting Ravelston and RMI for an Order that certain secured claims owing to Hollinger and its wholly-owned subsidiary, Domgroup Ltd., be satisfied, in full, with Retractable Common Shares of Hollinger and that the Receiver be authorized to enter into an agreement with Hollinger and Domgroup Ltd. as to the mechanics with respect to the number of shares to be delivered. On July 19, 2005, Mr. Justice Farley made an Order directing, among other things, that the Receiver develop and submit to the Court a claims process by not later than August 31, 2005. As a result, the Hollinger motions were adjourned to a date to be fixed by the Court.

         On May 17, 2005, the United States Attorney for the Northern District of Illinois (the "US Attorney") wrote to the Receiver and advised that it was conducting a criminal investigation of several individuals and entities, including Ravelston, under the United States Racketeer Influenced and Corrupt Organizations Act (the "RICO Act"). In the same letter, the US Attorney also advised that if Ravelston were convicted of an offence under the RICO Act wherein the "racketeering enterprise" was Hollinger International, the United States courts could, among other things, order that Ravelston forfeit, effective retroactively to 1999 (being the date of the alleged offences), to the United States Department of Justice (the "US DOJ") its direct and indirect interests in Hollinger International, namely the Hollinger Shares. On July 19, 2005, Mr. Justice Farley made an Order at the Receiver's request declaring that any realization on the Hollinger Shares held directly or indirectly by Ravelston, any interest in the Hollinger Shares granted thereby and any proceeds thereof shall be free and clear of any and all forfeiture claims that are or may become asserted by the US DOJ and the US Attorney under the RICO Act. Pursuant to the Order, the US Attorney may apply on notice to the Receiver to vary or amend the Order provided that the come back hearing to challenge the Order is held on or before August 11, 2005. The Order will continue in effect from July 19, 2005 if not successfully challenged, but will become a nullity as of July 19, 2005 if successfully challenged by the US Attorney.

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Outstanding Notes

         As previously announced, as a result of the Receivership Order, the CCAA Order and the related insolvency proceedings respecting the Ravelston Entities, an Event of Default has occurred under the terms of the Indentures governing the Notes. With respect to the Notes, the relevant trustee under the Indentures or the holders of at least 25 percent of the outstanding principal amount of the relevant Notes has the right to accelerate the maturity of the Notes. Until the Event of Default is remedied or a waiver is provided by holders of the Notes, the terms of the Indentures prevent Hollinger from, among other things, honouring retractions of its Series II Preference Shares.

Company Background

         Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com